# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: UY Scuti Acquisition Corp., CIK 0002036973
CUSIP: G93Y0A104
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 39 East Broadway, Suite 603, New York, New York (NY), 10002
Date of event which requires filing of this statement: 04/01/2025
Filed by CIK 0002063725
Persons authorized to receive notices and communications: UY Scuti Acquisition Corp., 39 East Broadway, Suite 603, New York, New York (NY), 10002, (412)-947-0514

## Reporting persons
- UY Scuti Investments Ltd (CIK 0002063725): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,678,348; shared voting power 0; sole dispositive power 1,678,348; shared dispositive power 0; aggregate amount beneficially owned 1,678,348 (21.92% of the class)
  Comment: (1) Consists of (i) 240,848 ordinary shares underlying the private placement units held directly by UY Scuti Investments Limited and (ii) 1,437,500 ordinary shares held directly by UY Scuti Investments Limited.
  (2) Based on 7,658,348 ordinary shares deemed to be outstanding, including (i) 5,750,000 ordinary shares underlying issued and outstanding public units, (ii) 1,437,500 ordinary shares held by UY Scuti Investments Limited, (iii) 240,848 ordinary shares underlying the private placement units held by UY Scuti Investments Limited, and (iv) 230,000 ordinary shares issued to the representative of the underwriters in the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on April 1, 2025 (the "Final Prospectus").

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: UY Scuti Acquisition Corp.
Address of issuer's principal executive offices: 39 East Broadway, Suite 603, New York, New York (NY), 10002

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by UY Scuti Investments Limited, a British Virgin Islands exempted company (the "Sponsor" or the "Reporting Person").
Residence or business address: The address of the principal place of business for UY Scuti Investments Limited is Mandar House, 3rd Floor Johnson's Chut, Tortola, British Virgin Islands.
Present principal occupation or employment: The Sponsor's principal business is to act as a private investor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a British Virgin Islands company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

The Sponsor utilized working capital funds to acquire the securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On August 2, 2024, the Sponsor entered into a subscription agreement with the Issuer to purchase 1,725,000 ordinary shares for an aggregate purchase price of $25,000, or approximately $0.01 per share (up to 225,000 of which were subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised). Due to the reduction in the offering size, on September 5, 2024, the Issuer and Reporting Person subsequently entered into an amended securities subscription agreement pursuant to which 287,500 founder shares were cancelled such that the Reporting Person owned 1,437,500 ordinary shares, of which, up to 187,500 shares are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised (the "Founder Shares"). The Issuer and Reporting Person subsequently entered into an amended and restated subscription agreement dated as of December 2, 2024 relating to the Founder Shares.

Private Placement Units

On April 1, 2025, simultaneously with the closing of the Issuer's initial public offering of units (the "IPO"), the Issuer consummated the private placement ("Private Placement") with the Sponsor of 227,500 units (the "Private Units"), generating total proceeds of $2,275,000, including the forgiveness of $275,000 of indebtedness. In connection with the IPO, the underwriters were granted a 45-day option (the "Over-Allotment Option") to purchase up to 750,000 additional units to cover over-allotments (the "Option Units"), if any. On April 7, 2025, the underwriters purchased an additional 357,622 Option Units pursuant to a partial exercise of the Over-Allotment Option. Subsequently, on April 9, 2025, the underwriters exercised the remaining portion of the Over-Allotment Option and purchased a further 392,378 Option Units.

In connection with the first partial exercise of the Over-Allotment Option, the Sponsor purchased an additional 6,258 Private Units from the Company at a price of $10.00 per Private Unit for a total purchase price of $62,580, which amount was funded through the cancellation of indebtedness. In addition, in connection with the second partial exercise of the Over-Allotment Option, the Sponsor purchased an additional 7,090 Private Units from the Company for a total purchase price of $70,900, which amount was deposited in a U.S.-based trust account established for the benefit of the Company's public stockholders, with Continental Stock Transfer & Trust Company acting as trustee (the "Trust Account"). The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. The Sponsor purchased the Private Units pursuant to a Private Placement Unit Purchase Agreement, dated March 31, 2025, by and between the Company and the Sponsor (the "Private Units Purchase Agreement"). Each Private Unit consists of one ordinary share, and one private placement right granting the holder thereof the right to receive one-fifth (1/5) of an ordinary share upon the consummation of an initial business combination. The terms of the Private Units and the securities comprising the Private Units are described in more detail in the Issuer's Final Prospectus dated March 31, 2025 as filed with the SEC pursuant to Rule 424(b)(4) on April 1, 2025 (the "Final Prospectus").

The equity securities of the Issuer owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Issuer's securities from time to time and, subject to certain restrictions, may dispose of any or all of such securities held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, as further described in Item 6 below, the Reporting Person agreed to certain lock-up restrictions regarding the securities of the Issuer.

Except for the foregoing, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person and its representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer's board of directors, members of the Issuer's management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, or purchasing additional ordinary shares or rights. Among other things, the Reporting Person may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of the Reporting Person or in which the Reporting Person otherwise has an equity or other interest.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Person as further described in Item 6 below, the Reporting Person has agreed (A) to vote its ordinary shares in favor of any proposed business combination and (B) not to redeem any ordinary shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) As of the date of this Schedule 13D, the Sponsor directly beneficially owned 1,678,348 Ordinary Shares (collectively, the "Sponsor Shares"). Sponsor Shares represent approximately 21.92% of the 7,658,348 ordinary shares that are deemed to be outstanding following the Issuer's IPO (including the exercise of the over-allotment option).
Number of shares as to which each person has sole or shared power to vote or dispose:
a) Amount beneficially owned: Amount 1,678,348 Percentage 21.92%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: Amount 1,678,348 Percentage 21.92%
ii. Shared power to vote or to direct the vote: Amount 0 Percentage 0%
iii. Sole power to dispose or to direct the disposition of: Amount 1,678,348 Percentage 21.92%
iv. Shared power to dispose or to direct the disposition of: Amount 0 Percentage 0%
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the ordinary shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Securities Subscription Agreement

On August 2, 2024, the Sponsor entered into a Securities Subscription Agreement with the Issuer to purchase 1,725,000 ordinary shares for an aggregate purchase price of $25,000, or approximately $0.01 per share (up to 225,000 of which were subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised). Due to the reduction in the offering size, on September 5, 2024, the Issuer and Reporting Person subsequently entered into an Amended Securities Subscription Agreement (together with the original Securities Subscription Agreement, the "Prior Agreements") pursuant to which 287,500 founder shares were cancelled such that the Reporting Person owned 1,437,500 ordinary shares, of which, up to 187,500 shares are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised. The Issuer and Reporting Person subsequently entered into an Amended and Restated Subscription Agreement dated as of December 2, 2024 relating to the Founder Shares to correct certain inconsistencies in the Prior Agreements. The descriptions of the Securities Subscription Agreement, Amended Securities Subscription Agreement, and Amended and Restated Securities Subscription Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which were filed as Exhibit 10.5, Exhibit 10.6 and Exhibit 10.10, respectively, to the Registration Statement on Form S-1, filed by the Issuer with the SEC on February 11, 2025 (and are incorporated by reference herein as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3).

Insider Letter

On March 31, 2025, the Issuer entered into a letter agreement (the "Letter Agreement") with the Sponsor, and the Issuer's directors and officers (collectively, the "Insiders"). Pursuant to the Letter Agreement, the Insiders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination. The Insiders agree to not propose any amendment to the Issuer's Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Issuer's obligation to redeem 100% of the Ordinary Shares if the Issuer does not complete a business combination within the time period described in the Final Prospectus unless the Issuer provides its public shareholders with the opportunity to redeem their Ordinary Shares upon approval of any such amendment. Under the Letter Agreement, the Insiders agreed that (1) they shall not redeem any Ordinary Shares owned by them in connection with the shareholder approval of a proposed business combination, (2) if the Issuer engages in a tender offer in connection with any proposed business combination, the Insiders shall not sell any Ordinary Shares in connection therewith, (3) if the Issuer seeks shareholder approval of any proposed amendment to the Amended and Restated Memorandum and Articles of Association prior to the consummation of a business combination, Insiders shall not redeem any Ordinary Shares owned by them in connection with such shareholder approval, and (4) to waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Ordinary Shares underlying the Private Units if we fail to complete our initial business combination within the time period provided in our amended and restated memorandum and articles of association. In the event of the liquidation of the trust account, the Sponsor agrees to indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever to which the Issuer may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Issuer or (ii) a prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or a business combination agreement; provided, however, that such indemnification of the Issuer by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than the Issuer's independent public accountants) or products sold to the Issuer or a target do not reduce the amount of funds in the trust account to below (i) $10.00 per share of the Ordinary Shares or (ii) such lesser amount per share of the Ordinary Shares held in the trust account due to reductions in the value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the Issuer's indemnity of the underwriters against certain liabilities. The Sponsor and other Insiders agreed that the Founder Shares, Private Units and any underlying securities are subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement which provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (x) six months after the date of the consummation of our initial business combination, (y) the date on which the closing price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (z) we consummate a subsequent liquidation, merger, share exchange or other similar transaction after our initial Business Combination which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property; and (ii) in the case of the Private Units and the underlying securities, until after the completion of our initial business combination. The foregoing transfer restrictions are subject to certain exceptions as described in the Letter Agreement. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on April 4, 2025 (and is incorporated by reference herein as Exhibit 10.4).

Private Units Subscription Agreement

On March 31, 2025, simultaneously with the closing of the Issuer's IPO, the Sponsor acquired 227,500 Private Units at a purchase price of $10.00 per Private Unit, pursuant to a Private Placement Unit Subscription Agreement. Subsequently, in connection with the exercise of the Over-Allotment Option by the representative of the underwriters, the Reporting Person purchase an additional 13,348 Private Units at a purchase price of $10.00 per Private Unit pursuant to the Private Placement Unit Subscription Agreement. The summary of the Private Placement Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on April 4, 2025 (and is incorporated by reference herein as Exhibit 10.5).

Registration Rights Agreement

On March 31, 2025, in connection with the Issuer's IPO, the Issuer and the Sponsor entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Sponsor is entitled to request that the Issuer register certain of its securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale under the Securities Act. In addition, the Sponsor the right to include their securities in other registration statements filed by the Issuer. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on April 4, 2025 (and is incorporated by reference herein as Exhibit 10.6).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated August 2, 2024, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1, filed by the Issuer with the SEC on February 11, 2025).
https://www.sec.gov/Archives/edgar/data/2036973/000182912625000850/uyscuti_ex10-5.htm

Exhibit 10.2 Amended Securities Subscription Agreement, dated September 5, 2024, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1, filed by the Issuer with the SEC on February 11, 2025).
https://www.sec.gov/Archives/edgar/data/2036973/000182912625000850/uyscuti_ex10-6.htm

Exhibit 10.3 Amended and Restated Securities Subscription Agreement, dated December 2, 2024, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1, filed by the Issuer with the SEC on February 11, 2025).
https://www.sec.gov/Archives/edgar/data/2036973/000182912625000850/uyscuti_ex10-10.htm

Exhibit 10.4 Letter Agreement, dated March 31, 2025, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 4, 2025).
https://www.sec.gov/Archives/edgar/data/2036973/000182912625002386/uyscuti_ex10-1.htm

Exhibit 10.5 Private Placement Unit Subscription Agreement, dated March 31, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 4, 2025).
https://www.sec.gov/Archives/edgar/data/2036973/000182912625002386/uyscuti_ex10-4.htm

Exhibit 10.6 Registration Rights Agreement, dated March 31, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 4, 2025). https://www.sec.gov/Archives/edgar/data/2036973/000182912625002386/uyscuti_ex10-3.htm

## Signatures
- UY Scuti Investments Ltd: /s/ Guojian Zhang, Guojian Zhang (04/14/2025)